SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

CPEX Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12620N104

(CUSIP Number)

Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, NY 11021
Attention: Richard Rofé
Tel: 516.466.5258

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2010

(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 9 pages

CUSIP No.: 12620N104

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Arcadia Opportunity Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 99,367*

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 99,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,367*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*

14	TYPE OF REPORTING PERSON

CO

* Represents the shares held directly by the Fund as of January 14, 2010. Together with the shares held directly by Mr. Frank as of such date, the group beneficially owns 309,525 shares, representing 12.2% of all of the outstanding shares.

Page 2 of 9 pages

CUSIP No.: 12620N104

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Arcadia Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 99,367*

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 99,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,367*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*

14	TYPE OF REPORTING PERSON

OO

* Represents the shares held directly by the Fund as of January 14, 2010. Together with the shares held directly by Mr. Frank as of such date, the group beneficially owns 309,525 shares, representing 12.2% of all of the outstanding shares.

Page 3 of 9 pages

CUSIP No.: 12620N104

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

M.D. Sass FinStrat Arcadia Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 99,367*

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 99,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,367*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*

14	TYPE OF REPORTING PERSON

OO

* Represents the shares held directly by the Fund as of January 14, 2010. Together with the shares held directly by Mr. Frank as of such date, the group beneficially owns 309,525 shares, representing 12.2% of all of the outstanding shares.

Page 4 of 9 pages

CUSIP No.: 12620N104

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Richard Rofé

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 99,367*

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 99,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,367*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*

14	TYPE OF REPORTING PERSON

IN

* Represents the shares held directly by the Fund as of January 14, 2010. Together with the shares held directly by Mr. Frank as of such date, the group beneficially owns 309,525 shares, representing 12.2% of all of the outstanding shares.

Page 5 of 9 pages

CUSIP No.: 12620N104

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James Frank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 210,158*

	8	SHARED VOTING POWER - 0

	9	SOLE DISPOSITIVE POWER - 210,158*

	10	SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

210,158*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%*

14	TYPE OF REPORTING PERSON

IN

* Represents the shares held directly by Mr. Frank as of January 14, 2010. Together with the shares held directly by the Fund as of such date, the group beneficially owns 309,525 shares, representing 12.2% of all of the outstanding shares.

Page 6 of 9 pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of CPEX Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”, the “Company” or “CPEX”). This Amendment No. 2 supplements Items 4 and 7 of the Schedule 13D previously filed on January 7, 2010, as amended.

ITEM 4.	Purpose of Transaction.

          On January 28, 2010, Mr. Rofé and the Fund (together with their affiliates, “Arcadia”) delivered to CPEX a letter (the “January 28, 2010 Letter”) which, among other things, expresses Arcadia’s disappointment with CPEX’s refusal to meet with Mr. Rofé to discuss his indicated offer to purchase the company for $14.00 per share in cash. The complete text of the body of the January 28, 2010 Letter is attached hereto as Exhibit 4. Annexes A through F of the January 28, 2010 Letter contain prior correspondence between Arcadia and CPEX, and are attached hereto as Exhibits 5 through 10, respectively.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

4.	Letter from Arcadia to CPEX dated January 28, 2010 (the “January 28, 2010 Letter”)

5.	Letter from Arcadia to CPEX dated August 14, 2009 (Annex A to the January 28, 2010 Letter)

6.	Letter from CPEX to Arcadia dated August 20, 2009 (Annex B to the January 28, 2010 Letter)

7.

Electronic Mail Message from Arcadia to Mr. Spiegel dated September 17, 2009, and response thereto from Mr. Spiegel to Arcadia dated September 20, 2009 (collectively, Annex C to the January 28, 2010 Letter)

8.	Letter from Arcadia to CPEX dated November 23, 2009 (Annex D to the January 28, 2010 Letter)

9.	Letter from CPEX to Arcadia dated December 1, 2009 (Annex E to the January 28, 2010 Letter)

10.	Letter from CPEX to Arcadia dated January 27, 2010 (Annex F to the January 28, 2010 Letter)

Page 7 of 9 pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2010

RICHARD ROFÉ
ARCADIA CAPITAL ADVISORS, LLC
ARCADIA OPPORTUNITY MASTER FUND, LTD.

	By:	/s/ Richard Rofé

Richard Rofé, for himself and as Managing Director of the Investment Manager (for itself and on behalf of the Fund)

M.D. SASS FINSTRAT ARCADIA CAPITAL HOLDINGS, LLC

	By:	/s/ Phil Sivin

Phil Sivin, Authorized Signatory

/s/ James Frank

James Frank

Page 8 of 9 pages

EXHIBIT INDEX

Exhibit No.	Document

4.	Letter from Arcadia to CPEX dated January 28, 2010 (the “January 28, 2010 Letter”)

5.	Letter from Arcadia to CPEX dated August 14, 2009 (Annex A to the January 28, 2010 Letter)

6.	Letter from CPEX to Arcadia dated August 20, 2009 (Annex B to the January 28, 2010 Letter)

7.

Electronic Mail Message from Arcadia to Mr. Spiegel dated September 17, 2009, and response thereto from Mr. Spiegel to Arcadia dated September 20, 2009 (collectively, Annex C to the January 28, 2010 Letter)

8.	Letter from Arcadia to CPEX dated November 23, 2009 (Annex D to the January 28, 2010 Letter)

9.	Letter from CPEX to Arcadia dated December 1, 2009 (Annex E to the January 28, 2010 Letter)

10.	Letter from CPEX to Arcadia dated January 27, 2010 (Annex F to the January 28, 2010 Letter)

Page 9 of 9 pages